NEWS RELEASE

Canarc Closes $900,000 Private Placement Financing and Provides Update

Vancouver, Canada – April 3, 2014 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has closed the second tranche of its non-brokered private placement equity financing initially announced on February 24, 2014.

The second tranche of the private placement consisted of 9,000,000 units priced at CAD$0.10 each for total proceeds of CAD$900,000. Each unit is comprised of one common share and one-half of a share purchase warrant.   Each full warrant entitles the holder to purchase one additional share at CAD$0.15 for a three year period. A total of CAD$6,073 and 60,725 broker warrants as finders’ fees will be paid to arms-length parties for placing a portion of the financing. The shares and warrants are subject to a four month plus one day hold period ending on August 04, 2014. This private placement and the subscriptions of the purchasers are independent of the proposed transaction with Pan American Goldfields announced on February 24, 2014. The net proceeds of the unit private placement will be used for working capital purposes.

The Company also wishes to announce the retirement of Mr. Gregg Wilson, Vice President Investor Relations effective April 30, 2014. Mr. Wilson joined the Company in 2002 to manage the investor relations and marketing programs. The Company would like to thank Mr. Wilson for his positive contributions over the past twelve years and wishes him well in the future. As the Company is currently focused on advancing its growth strategy for 2014 with a goal to become a gold producer, any appointment of a new Investor Relations representative will follow at the appropriate time.

“Catalin Chiloflischi”

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Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF).  The Company is currently seeking a partner to advance its core asset, the 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia, to feasibility. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.